Filed by Naked Brand Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Naked Brand Group Inc.

SEC File No.: 001-37662

Date: June 14, 2017

On June 14, 2017, the following press release was issued by Naked Brand Group Inc.:

Naked Brand Group Announces First Quarter 2018 Results

NEW YORK, June 14, 2017 – (BUSINESS WIRE) – Naked Brand Group Inc. (NASDAQ: NAKD) (“Naked” or the “Company”), an innovative fashion and lifestyle brand, today announced financial results for its first quarter ended April 30, 2017.

First Quarter Results

For the first quarter of fiscal 2018, net sales increased by 1.7% to $0.46 million, compared to $0.45 million for the first quarter of fiscal 2017. Increases in sales to third party eCommerce sites, as well as to specialty and retail accounts, during the first quarter were substantially offset by a decrease in sales to department store accounts.

Gross margin was 22.2% for the first quarter of fiscal 2018, compared to 31.2% for the same period of fiscal 2017. The decrease was primarily due to the write off of excess raw materials, as well as a shift in sales to off-price channels in the first quarter of fiscal 2018. In first quarter of fiscal 2017, gross margin benefitted from the reversal of an inventory allowance as a result of the over accrual of allowances in the prior year end.

For the first quarter of fiscal 2018, the Company’s operating loss was $3.2 million, compared to an operating loss of $2.5 million for the same period of fiscal 2017.

Net loss for the first quarter of fiscal 2018 was $3.2 million, or $0.35 per share, compared to a net loss of $2.5 million, or $0.42 per share, for the first quarter of fiscal 2017.

Balance Sheet Summary

Total cash and cash equivalents at April 30, 2017, were $4.0 million compared to $2.9 million at April 30, 2016. The Company ended the first quarter of fiscal 2018 with $2.4 million of inventory on hand compared to $1.8 million for the same period of fiscal 2017. The increase was the result of the procurement of additional women’s inventory in connection with the launch of additional women’s products during fiscal 2017.

Event Subsequent to the First Quarter

As previously disclosed in its Current Report on Form 8-K filed with the SEC on May 25, 2017, the Company announced that it has entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with Bendon Limited (“Bendon”), pursuant to which Naked’s shareholders will, upon the closing of the merger, receive approximately 7% of the outstanding ordinary shares of the combined company on a fully diluted basis, subject to adjustment as provided in the Merger Agreement. Pursuant to the Merger Agreement, Naked and Bendon, respectively, will become wholly owned subsidiaries of Bendon Group Holdings Limited, a newly formed Australian holding company (“Holdco”), and the shareholders of Bendon and the stockholders of Naked, respectively, will become the shareholders of Holdco.

The Merger Agreement, which has been approved by the board of directors of both Naked and Bendon, is subject to approval by Naked’s stockholders and other customary closing conditions and regulatory approvals, including the filing and effectiveness of a registration statement with the Securities and Exchange Commission (the “SEC”) and the listing of Holdco’s ordinary shares on Nasdaq or the NYSE and is expected to be completed by the end of October 2017.

Select Financial Results for Bendon Limited

Bendon’s selected financial results below were prepared in accordance with International Financial Reporting Standards (“IFRS”) and are based upon Bendon’s audited financial statements for the periods indicated below, which are the most recently available financial statements of Bendon. Such selected financial results are provided for informational purposes only and are subject to a number of uncertainties and assumptions and do not purport to represent what Bendon’s actual performance currently is and do not purport to indicate the results of operations as of any future date or for any future period.

Net sales for the period ended June 30, 2016, increased 8.7% to $105.7 million, compared to $97.1 million in the prior year period, driven by improved selling conditions across all channels.

Gross profit for the period ended June 30, 2016, increased 12.7% to $47.1 million, or 44.6% of sales, compared to $41.8 million, or 43% of sales, in the prior year period, driven by enhanced margins across all channels due to improved product sourcing, retail pricing and foreign currency benefits.

Net loss for the period ended June 30, 2016, increased by $6.2 million to $16.3 million, mainly as a result of a $4.2 million write off of prior year tax losses and one time deferred tax adjustments.

About Naked Brand Group Inc.:

Naked was founded on one basic desire – to create a new standard for how products worn close to the skin fit, feel, and function. Currently featuring an innovative and luxurious collection of innerwear products, the Company plans to expand into additional apparel and product categories that exemplify the mission of the brand, such as activewear, swimwear, sportswear and more. Naked's women's and men's collections are available at www.wearnaked.com, as well as through some of the leading online retailers and department stores in North America, including Bloomingdale's, Dillard's, Soma, Saks Fifth Avenue, Amazon.com, and BareNecessities.com, among others. Renowned designer and sleepwear pioneer and Chief Executive Officer, Carole Hochman, leads Naked from its headquarters in New York City. http://www.nakedbrands.com/

About Bendon Limited:

Bendon is a global leader in intimate apparel and swimwear renowned for its best in category innovation in design, and technology and unwavering commitment to premium quality products throughout its 70-year history. Bendon has a portfolio of 10 highly productive brands, including owned brands Bendon, Bendon Man, Davenport, Evollove, Fayreform, Hickory, Lovable (in Australia and New Zealand) and Pleasure State, as well as licensed brands Heidi Klum Intimates and Swimwear and Stella McCartney Lingerie and Swimwear.

In October 2014 Bendon announced supermodel and television host Heidi Klum as the Creative Director and face of Bendon's flagship Intimates collection, succeeding Elle Macpherson after 25 years with the brand. Bendon products are distributed through over 4,000 doors across 43 countries as well as through a growing network of 60 company-owned Bendon retail and outlet stores in Australia, New Zealand and Ireland. Bendon’s global supply chain is one of its strongest assets, controlling sourcing, manufacturing and production at over 30 partner facilities across Asia. Bendon has more than 700 staff at offices and stores in Auckland, Sydney, New York, London and Hong Kong and is poised for continued meaningful growth as it opens additional retail stores and expands its current portfolio of products. http://www.bendongroup.com/

Additional Information and Where to Find It

Naked and Holdco intend to file relevant materials with the SEC, including a Registration Statement on Form F-4 to be filed by Holdco that will include a proxy statement of Naked that also constitutes a prospectus of Holdco and a definitive proxy statement/prospectus (when they become available) will be sent to Naked. The proxy statement/prospectus will be mailed to stockholders of Naked as of a record date to be established for voting on the proposed business combination. Such documents are not currently available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE BUSINESS COMBINATION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NAKED, BENDON AND HOLDCO AND THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other relevant materials containing important information about Naked, Bendon and Holdco once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Naked or Holdco when and if available, can be obtained free of charge on Naked’s website under the Investor Relations section at http://www.nakedbrands.com or by directing a written request to Naked Brand Group Inc., 10th Floor – 95 Madison Avenue, New York, NY 10016, Attention: Investor Relations; and/or on Bendon’s website at www.bendongroup.com or by directing a written request to Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand or by emailing lucy.martyn@bendon.com.

Participants in the Solicitation

This is not a solicitation of a proxy from any investor or security holder. Naked and its directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Naked’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Naked’s directors and officers in Naked’s filings with the SEC. Additional information regarding the directors and executive officers of Naked is also included in Naked’s Annual Report on Form 10-K for the year ended January 31, 2017. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Naked’s shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus for the proposed transaction when available.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this communication, other than purely historical information, including estimates, projections and statements relating to Naked’s or Bendon’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in or incorporated by reference into this communication regarding strategy, future operations, future transactions, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements: express or implied regarding future financial performance, the effects of Naked’s and Bendon’s business models, the effects of the of the proposed business combination, the transactions contemplated thereby or any other actions to be taken in connection therewith; Naked’s continued listing on the NASDAQ Capital Market until closing of the proposed business combination; Naked’s continued compliance with the minimum shareholders’ equity requirements at the time of Naked’s next periodic report; Holdco’s anticipated listing on the NASDAQ Capital Market or the NYSE in connection with the closing of the proposed business combination; expectations regarding the capitalization, resources and ownership structure of Holdco; the adequacy of Holdco’s capital to support its future operations; Naked’s and Bendon’s plans, objectives, expectations and intentions; the nature, strategy and focus of the combined company; the executive and board structure of Holdco; and expectations regarding voting by Naked’s stockholders. Naked, Bendon and/or Holdco may not actually achieve the plans, carry out the intentions or meet the expectations disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, risks and uncertainties associated with stockholder approval of and the ability to consummate the proposed business combination through the process being conducted by Naked, Holdco and Bendon, the ability of Naked, Holdco and Bendon to consummate the transaction contemplated by the Merger Agreement, the risk that one or more of the conditions to closing contained in the Merger Agreement may not be satisfied, including, without limitation, the effectiveness of the registration statement to be filed with the SEC or the listing of Holdco’s ordinary shares on the NASDAQ Capital Market or the NYSE, the lack of a public market for ordinary shares of Holdco and the possibility that a market for such shares may not develop, the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the availability of sufficient resources of the combined company to meet its business objectives and operational requirements, the ability to realize the expected synergies or savings from the proposed business combination in the amounts or in the timeframe anticipated, the risk that competing offers or acquisition proposals will be made, the ability to integrate Naked’s and Bendon’s businesses in a timely and cost-efficient manner, the inherent uncertainty associated with financial projections, and the potential impact of the announcement or closing of the proposed business combination on customer, supplier, employee and other relationships. Naked disclaims any intent or obligation to update these forward-looking statements to reflect events or circumstances that exist after the date on which they were made.

ICR
Naked Brand Group
Alecia Pulman/Brittany Fraser, 203-682-8200
NakedBrandsPR@icrinc.com
or
Investor Relations:
Jean Fontana/Megan Crudele, 646-277-1200
Jean.fontana@icrinc.com

Source: Naked Brand Group Inc.

Naked Brand Group Inc.

Consolidated Statements of Operations

(In thousands, except per share amounts)

for the three months ended April 30,	2017	2016

Net sales	$455.2	$447.6

Cost of sales	$354.1	$307.9

Gross profit	$101.0	$139.8

Operating Expenses
General and administrative expenses	$3,262.7	$2,654.6
Foreign exchange	$0.8	$(0.6)

Total operating expenses	$3,263.4	$2,654.0

Operating loss	$(3,162.4)	$(2,514.2)

Interest expense	$25.4	$19.1
Accretion of debt discounts and finance charges	$0.2	$6.8

Total other expense	$25.6	$25.9

Net loss	$(3,188.1)	$(2,540.1)

Net loss per share
Basic	$(0.35)	$(0.42)
Diluted	$(0.35)	$(0.42)

Weighted average shares outstanding
Basic	9,240.3	6,072.5
Diluted	9,240.3	6,072.5

Naked Brand Group Inc.

Consolidated Balance Sheets

(In thousands)

	April 30, 2017	January 31, 2017
	(unaudited)
ASSETS
Current assets
Cash	$3,994.9	$879.0
Inventory, net of allowances of $375,784 (January 31, 2017: $375,784)	2,371.4	2,228.8
Related party advances receivable	143.6	—
Prepaid expenses and deposits	225.2	496.7
Total current assets	6,735.1	3,604.5

Intangible assets, net	80.9	80.9

TOTAL ASSETS	$6,816.0	$3,685.4

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$693.5	$1,761.4
Interest payable	13.5	7.3
Factored line of credit	71.4	302.8
Promissory notes payable	256.5	256.5
Total current liabilities	1,034.8	2,327.9
Deferred compensation	3.7	37.0

TOTAL LIABILITIES	1,038.5	2,364.9

STOCKHOLDERS' EQUITY
Common stock
Authorized
2,000,000 shares of blank check preferred stock, no par value
18,000,000 shares of common stock, par value $0.001 per share
Issued and outstanding
10,342,191 shares of common stock (January 31, 2017: 6,560,964)	10.3	6.6
Common stock to be issued	14.1	1,670.0
Accumulated paid-in capital	66,126.9	56,829.8
Accumulated deficit	(57,182.8)	(57,179.6)
Accumulated other comprehensive loss	(6.2)	(6.2)

Total stockholders' equity	8,962.3	1,320.5

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$10,000.9	$3,685.4